Exhibit 99.2

Notice to holders of the outstanding notes (the Notes) issued by

Eksportfinans ASA (the Issuer)

under its U.S.$40,000,000,000 Euro Medium Term Note Programme (the Programme)

Reference is made to the announcements made on 18 November 2011 and 23 November 2011 by the Issuer.

On 22 December 2011, the Issuer provided Deutsche Trustee Company Limited (the Trustee) with a formal certificate signed by the Chairman and the Managing Director (the Certificate) pursuant to Clause 13(g) of the Trust Deed dated 11 July 1991, as amended by the Nineteenth Supplemental Trust Deed dated 1 June 2011 (the Trust Deed) confirming that no Event of Default (as defined in the Trust Deed) has occurred in respect of its Notes issued under the Programme as further described below.

The Certificate confirms that the Norwegian Government’s decision to establish its own export financing scheme, as announced by the Norwegian Government on 18 November 2011, and the consequent decisions taken by the Issuer in respect of its loan portfolio (as described in more detail in the announcement published on 23 November 2011) do not amount to the Issuer ceasing or threatening to cease to carry on the whole or substantially the whole of its business. The Issuer intends to continue to manage a very substantial business, being the existing loan portfolio and its investment activities and derivatives positions.

Further, the Certificate confirms the Issuer’s view, on advice from Japanese counsel, that the purported declaration of default from a holder of its Japanese bonds is invalid and of no effect as no default has occurred and accordingly will be resisted vigorously. On this basis, such purported declaration does not constitute a cross default under the Notes or any other financial obligations of the Issuer.

Eksportfinans ASA

Dronning Mauds gate 15

P.O. Box 1601 Vika

NO-0119 Oslo, Norway

23 December 2011

President and CEO LIV GISELE MARCHAND

EVP/CFO GEIR OVE OLSEN

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